SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

June 14, 2016

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises an extract of certain portions of the following press release:

“Full Exercise of Philips Lighting Over-Allotment Option”, dated June 13, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 14th day of June, 2016.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(General Secretary)

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA OR JAPAN OR ANY OTHER JURISDICTION IN VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THE PRESS RELEASE.

June 13, 2016

Full Exercise of Philips Lighting Over-Allotment Option

Amsterdam, the Netherlands – Koninklijke Philips N.V. (“Royal Philips”) and Philips Lighting N.V. (“Philips Lighting” or the “Company”) today announced that the Underwriters have exercised in full the over-allotment option.

As part of the initial public offering of Philips Lighting on Euronext Amsterdam (the “IPO” or the “Offering”), Royal Philips granted the Underwriters the option to acquire up to 5.625 million additional issued ordinary shares of Philips Lighting (“Shares”) at the price of €20.00 per Share. With today’s full exercise of the over-allotment option pursuant to which an additional 5.625 million Shares have been sold in the Offering, the total number of offered Shares amounts to 43.125 million Shares, which represents 28.75% of the Shares and an aggregate amount of €862.5 million in Shares sold in the Offering.

Following the full exercise of the over-allotment option, Royal Philips holds 71.25% of the Shares. Royal Philips and Philips Lighting are subject to a lock-up of 180 days after 31 May 2016, the date of settlement of the IPO, and the members of the Philips Lighting Board of Management are subject to a lock-up of 360 days after 31 May 2016, subject to certain customary exceptions. Royal Philips aims to sell all of its remaining shares over the next several years as Royal Philips will focus on its HealthTech businesses.

For further information, please contact:

Jeroen Leenaers

Head of Investor Relations of Philips Lighting

Tel.: +31 6 2542 5909

Email: jeroen.leenaers@philips.com

Jeannet Harpe

Philips Lighting Communications

Tel.: +31 6 5372 2221

Email: jeannet.harpe@philips.com

Royal Philips Investor Relations

Phone: +31 20 597 7222

Email: investor.relations@philips.com

Steve Klink

Royal Philips Communications

Tel.: +31 6 1088 8824

E-mail: steve.klink@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA OR JAPAN OR ANY OTHER JURISDICTION IN VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THE PRESS RELEASE.

deep clinical and consumer insights to deliver integrated solutions. The company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Headquartered in the Netherlands, Philips’ health technology portfolio generated 2015 sales of EUR 16.8 billion and employs approximately 69,000 employees with sales and services in more than 100 countries.

About Philips Lighting

Philips Lighting (Euronext Amsterdam ticker: LIGHT) is a global leader in lighting products, systems and services. Our understanding of how lighting positively affects people coupled with our deep technological know-how enable us to deliver digital lighting innovations that unlock new business value, deliver rich user experiences and help to improve lives. Serving professional and consumer markets, we sell more energy efficient LED lighting than any other company. We lead the industry in connected lighting systems and services, leveraging the Internet of Things to take light beyond illumination and transform homes, buildings and urban spaces. In 2015, we had sales of EUR 7.5 billion and have approximately 36,000 employees in over 70 countries.

Important Information

This document and the information contained herein are not for distribution in or into Canada, Australia or Japan. This document does not constitute, or form part of, an offer to sell, or a solicitation of an offer to purchase, any securities (the “Shares”) of Philips Lighting N.V. (the “Company”) in the United States of America (including its territories and possessions, any state of the United States of America and the District of Columbia) (the “United States”). The Shares of the Company have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold within the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Any sale in the United States of the securities mentioned in this communication will be made solely to “qualified institutional buyers” as defined in, and in reliance on, Rule 144A under the Securities Act.

The Company has not authorized any offer to the public of Shares in any Member State of the European Economic Area other than the Netherlands. With respect to any Member State of the European Economic Area, other than the Netherlands, and which has implemented the Prospectus Directive (each a “Relevant Member State”), no action has been undertaken or will be undertaken to make an offer to the public of Securities requiring publication of a prospectus in any Relevant Member State. As a result, the Shares may only be offered in that Relevant Member State (i) to any legal entity which is a qualified investor as defined in the Prospectus Directive; or (ii) in any other circumstances falling within Article 3(2) of the Prospectus Directive. For the purpose of this paragraph, the expression “offer of securities to the public” means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable the investor to decide to exercise, purchase or subscribe for the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA OR JAPAN OR ANY OTHER JURISDICTION IN VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THE PRESS RELEASE.

This document does not constitute a prospectus within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) and does not constitute an offer to acquire securities. Any offer to acquire Shares has been made, and any investor should make his investment, solely on the basis of information that is contained in the prospectus made generally available in the Netherlands in connection with such offering. Copies of the prospectus may be obtained at no cost from the Company or through the website of the Company.

In the United Kingdom, this communication is only being distributed to, and is only directed at “qualified investors” (as defined in section 86(7) of the Financial Services and Markets Act 2000) who are (i) investment professionals falling within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, any investment or investment activity to which this communication relates is available only to, and will be engaged in only with, relevant persons. Any person who is not a relevant person should not take any action on the basis of this communication and should not act or rely on it or any of its contents.

Forward-looking Information

This document contains forward looking statements that reflect Royal Philips’ and the Company’s intentions, beliefs, or current expectations about and targets for the Company’s future results of operations, financial condition, liquidity, performance, prospects, anticipated growth, strategies and opportunities and the markets in which the Company operates, including with respect to the sell down of the majority holding of Royal Philips. Forward-looking statements involve all matters that are not historical facts. Philips Lighting has tried to identify forward-looking statements by using words as “may”, “will”, “would”, “should”, “expects”, “intends”, “estimates”, “anticipates”, “projects”, “believes”, “could”, “hopes”, “seeks”, “plans”, “aims”, “objective”, “potential”, “goal” “strategy”, “target”, “continue”, “annualized” and similar expressions or negatives thereof or other variations thereof or comparable terminology, or by discussions of strategy that involve risks and uncertainties. The forward-looking statements are based on the Company’s beliefs, assumptions and expectations regarding future events and trends that affect the Company’s future performance, taking into account all information currently available to the Company, and are not necessarily indicative or guarantees of future performance and results. These beliefs, assumptions and expectations can change as a result of possible events or factors, not all of which are known to the Company or are within the Company’s control. If a change occurs, the Company’s business, financial condition, liquidity, results of operations, anticipated growth, strategies or opportunities may vary materially from those expressed in, or suggested by, these forward-looking statements. In addition, the forward-looking estimates and forecasts reproduced in this document from third-party reports could prove to be inaccurate. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement as a result of risks and uncertainties facing the Company, and its subsidiaries. Investors or potential investors should not place undue reliance on the forward-looking statements in this document. In light of the possible changes to the Company’s beliefs, assumptions and expectations, the forward-looking events described in this document may not occur. Additional risks currently not known to the Company or that the Company has not considered material as of the date of this document could also cause the forward-looking events discussed in this document not to occur. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The Company undertakes no duty to and will not necessarily update any of the forward-looking statements in light of new information or future events, except to the extent required by applicable law.

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